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                         October 19, 2023

       Michael J. Roper
       Chief Executive Officer
       Sadot Group Inc.
       1751 River Run, Suite 200
       Fort Worth, Texas 76107

                                                        Re: Sadot Group Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed October 13,
2023
                                                            File No. 333-274955

       Dear Michael J. Roper:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Rebekah
Reed at 202-551-5332 with any questions.




                         Sincerely,


                         Division of Corporation Finance

                         Office of Trade & Services
       cc:                                              Stephen Fleming